FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

GPA

GPA Day

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December 9, 2014

GPA DAY AGENDA

8:30 – 9:00	Welcome Coffee
9:00 – 9:10	Introduction	Ronaldo Iabrudi
9:10 – 9:20	Pão de Açúcar	Elisio de Melo
9:20 – 9:30	Convenience Supermarket	Renato Giarola
9:30 – 9:40	Extra	Laurent Cadillat
9:40 – 9:50	Malls	Marco Antonio Teixeira
9:50 – 10:00	Assaí	Belmiro Gomes
10:00 – 10:10	Via Varejo	Líbano Barroso
10:10 – 10:30	Q&A
10:30 – 10:50	Coffee Break
10:50 – 11:00	Cnova	German Quiroga
11:00 – 11:10	HR & Sustainability	Antonio Salvador
11:10 – 11:20	Synergies	Peter Estermann
11:20 – 11:35	Results	Christophe Hidalgo
11:35 – 12:00	Q&A
12:00 – 12:05	Closing	Ronaldo Iabrudi
12:05 – 14:00	Lunch
14:30 – 16:30	Via Varejo Day
2

Introduction

GPA

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GPA IN NUMBERS

	Gross Sales	Number of Stores	Sales Area ('000 sqm)	Capex
9M14	R$50.9bn	2,037	2,792	R$1.120bn

	Total Employees*	Distribution Centers & Depots	Tickets	Footprint in Brazil
9M14	154,486	56	475 MM	20 States

In Brazil:

- 1st Largest food retailer
- 1st Largest electronics/appliance retailer
- 1st Largest furniture retailer
- 2nd Second largest in cash & carry
- 2nd Second largest in e-commerce

4

* On a full-time equivalent (FTE) basis. Does not consider the employees of Cdiscount.

BUSINESS UNITS: MULTIFORMAT STRATEGY

SALES MIX (9M14)

Pão de Açúcar
extra supermercado
extra hiper
mini mercado extra
minuto Pão de Açúcar
Pão de Açúcar drogaria
posto extra
drogaria extra
conviva
ASSAÍ ATACADISTA DESDE 1974
pontofrio
CASAS BAHIA
Cdiscount
extra
partiu VIAGENS
eHub
pontofrio atacado
barateiro.com
pontofrio.com

multivarejo

Hypermarkets, Supermarkets, Convenience Supermarkets, Drugstores, Gas Stations, Delivery & Commercial Galleries

GPA Malls

* Includes revenue from leasing of commercial galleries

40.6%

viavarejo

Electronics & Furniture Retail

36.3%

Cash & Carry

12.5%

Cnova

CDISCOUNT & NOVA PONTOCOM

E-Commerce B2C and B2B

10.6%

5

SOLID GROWTH TRACK RECORD

GPA
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2004
2005
GROUPE Casino
NOURRIR UN MONDE DE DIVERSITÉ
Casino Group increases stake in GPA: co-control
2006
2007
ASSAÍ
ATACADISTA
Acquisition of Assaí
2008
2009
pontofrio
Acquisition of Ponto Frio
2010
CASAS BAHIA
Association with Casas Bahia
2011
2012
GROUPE Casino
NOURRIR UN MONDE DE DIVERSITÉ
Casino Group assumes control of GPA
2013
viavarejo
Via Varejo IPO on Bovespa
2014
Cnova
Cnova IPO on Nasdaq

In 10 years, all indicators posted major breakthroughs, led by profitability (+6.2x)

	2003	➡	2013
Net Sales (R$ mi)	10,806	5.3x	57,73
EBITDA (R$ mi)	902	4.2x	3,814
Net Income (R$ mi)	226	6.2x	1,396
Market Cap (R$ mi)	7,986	3.5x	27,744
Number of Stores	497	4.0x	1,999
Sales Area ('000 m²)	983	2.8x	2,753

6

MAIN ACHIEVEMENTS IN 2014

GPA Day 2013 (Priorities 2014-16) :

- Competitiveness driven by efficiency gains
- Consolidate/achieve market leadership in all operating segments
- Significant investments in store openings
- Strengthen the multichannel platform
- Higher employee engagement and lower turnover

✓ **Consolidation of market positions:**
- Via Varejo & Multivarejo are leaders;
- Assaí & Cnova (2nd player) are advancing to overcome leader ;

✓ **Operating efficiency gains:**
- Gross margin: -60 bps;
- Total operating expenses: -170 bps;

✓ **Accelerated expansion:**
- 96 new stores in 9M14 and approximately 200 in 2014;
- Sales area growth at GPA of approximately 5% in 2014;
- Expansion of GMV at Cnova in 3Q14: +29.6%

✓ **Advances in multichannel platform:**
- Click&Collect operations at 100 stores;
- Launch of loyalty program Clube Extra

✓ **Higher level of employee engagement in 800 bps and reduction of 200 bps in employee turnover.**

7

GPA's STRATEGIC PRIORITIES FOR THE NEXT 3 YEARS

Cash & Carry	Premium & Convenience Supermarket	E-commerce	Electronics & Home Furnishings

Multichannel Platform

- The client as the main driver of decisions at the Company
- Discipline in processes, cost efficiency and operational excellence
- Improvement in management method
- Capture of synergies across businesses
- Focus on multichannel platform
- Continued strengthening of financial structure: working capital and CAPEX optimizations
- Sales area growth above 6% per year, consolidating existing markets/regions and expanding into new markets/regions
- Investments in people to support growth (training and succession)
- Sustainability: focus on inclusion and diversity / waste management
- Corporate governance

8

CORPORATE GOVERNANCE MODEL

MAIN ACHIEVEMENTS IN 2014

- ✓ **Stronger and better structure with the Secretary of Institutional Corporate Governance**
- ✓ **End of transition process from Fiscal Council to Audit Committee, with independent members**
- ✓ **Governance forum meetings with strategic focus and extent of its competences**
- ✓ **Implementation of related-parties trading policy**
- ✓ **Cnova: formalization of the Board of Directors and creation of committees**
- ✓ **Improvement of the Ethics Committee**

Board of Directors

The board's responsibilities include the definition of Company's strategy, overseeing the corporate governance process, risk management and supervising senior management. Our board is currently formed by 9 members:
5 independent directors and 4 representatives of the Casino Group

Financial Committee

Human Resources & Compensation Committee

Sustainable Development Committee

Audit Committee

Corporate Governance Committee

9

CORPORATE STRUCTURE

CEO GPA
Ronaldo Iabrudi
HR and Sustainability
Antonio Salvador
Infrastructure & Strategic Development
Peter Estermann
Financial & Corporate Services
Chistophe Hidalgo
Extra
Laurent Maurice Cadillat
Pão de Açúcar
Luiz Elisio Castello B. de Mello
Convenience Supermarket
Renato Giarola
GPA Malls
Marco Antonio Teixeira
Assaí
Belmiro Gomes
Via Varejo
Libano Barroso
Cnova
German Quiroga
Corporate
Businesses

10

Sacolas
retornáveis
2,49
Recicle.

Multivarejo

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Pão de Açúcar

Format	Number of Stores*	Gross Revenue 2013	% of Multivarejo 2013*
Supermarkets	171	R$6.1bn	22.1%
	* In September 2014	**Gross Revenue 9M14**	**% of Multivarejo 9M14***
		R$4.8bn	23.4%

* Gross Revenue

Main achievements in 2014

- ✓ Resilient format, with growth outpacing inflation
- ✓ Consistent market share gains in last 16 months
- ✓ Accelerated expansion
  - 8 new stores
  - 9 stores converted into Pão de Açúcar
- ✓ Lower CAPEX per m^2
- ✓ Renovation of stores bringing better shopping experience
- ✓ Consistent growth in Programa Mais (+60% share of sales)

Consolidate market leadership in AB income segment

Priorities for the next 3 years

- Continuous improvement of services
- Product quality with innovation
- Diversified assortment
- Store expansion

12

Format	Number of Stores*	Gross Revenue 2013	% of Multivarejo 2013*
Convenience Supermarkets	213 210 Minimercado Extra 3 Minuto Pão de Açúcar	R$475 MM	1.7%
		Gross Revenue 9M14	**% of Multivarejo 9M14***
		R$480 MM	2.3%

* In September 2014

*Gross Revenue

Main Highlights in 2014

- ✓ Creation/structuring of business unit
- ✓ Launch of Minuto Pão de Açúcar banner
- ✓ Accelerated expansion:
  - 55 new stores in 9M14 (52 Minimercado Extra and 3 Minuto PA) and 100 new stores in 2014 (85 Minimercado Extra and 15 Minuto PA)
- ✓ Opening of DC dedicated to Convenience format, with efficiency gains
- ✓ Adjustments in assortment of each banner focused on customers' need

GROW OPERATIONS IN THE CONVENIENCE SEGMENT THROUGH AGGRESSIVE EXPANSION

Priorities for the next 3 years

- Segmentation of stores and adjustments in assortment
- Entry into new markets and accelerating expansion
- Continuous focus on operational efficiency / management method

13

NEW BANNER

minuto
Pão de Açúcar

massas
orgânicos
cervejas

orgânicos

14

extra

Formats	Number of Stores*	Gross Revenue 2013	% of Multivarejo* 2013
Hypermarkets & Supermarkets	345	R$19.5bn	70.0%
	* In September 2014	**Gross Revenue 9M14**	**% of Multivarejo* 9M14**
		R$13.9bn	67.3%

*Gross Revenue

Main achievements in 2014

- Strengthen image of **lowest price in market** through **new commercial concepts**: Unbeatable Prices, Buy More – Pay Less, First Price in Textiles and Exclusive Brands (Pra Valer and Liss)
- Strengthen **communication plan** and **commercial activations**: Extra B-day, Rosadinha and Black Friday
- Launch of loyalty program **Clube Extra**

Consolidate one-stop-shop concept

Priorities for the next 3 years

- **Client:** offer more suitable products assortment with undisputed price competitiveness
- **Growth:** revitalize stores seeking higher productivity per m^2 commercial mix
- **Processes:** continually strengthen operational processes in all regions of Brazil
- **People:** consolidate Extra employees' commitment and engagement

15

AQUI SEU ANIMAL É ESPECIAL

GPA Malls

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GPA Malls

Portfolio

+3,500 merchants

GLA in 9M14

297,000 m²

Main achievements in 2014

- ✓ Addition of 35,000 m² in GLA
- ✓ Revenue growth of 30% YoY, outpacing GLA growth
- ✓ Capture of efficiency gains through greater discipline in the use of resources
- ✓ Revitalization of existing commercial centers and operational staff improvement at sites, resulting in greater autonomy and better decision making

Increase profitability of existing galleries through operational efficiency gains and optimization of store space

Priorities for the next 3 years

- Enhance conceptualization and segmentation of the centers
- Improve service quality and technical maintenance to optimize the mix and attract new merchants
- Expand business profitability by reducing CAPEX and focus on operational efficiency

17

ASSAÍ
ATACADISTA
DESDE 1974

Assaí

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ASSAÍ ATACADISTA DESDE 1974

Format	Gross Revenue 2013	% of GPA in 2013[2]
Cash & Carry	R$6.8bn	10.6%
Number of Stores[1]	**Gross Revenue 9M14**	**% of GPA in 9M14[2]**
80	R$6.3bn	12.5%

[1]In September 2014

[2]Gross sales

Major advances in last three years:

	2011	9M14	
Net Revenue (R$ bn)	3.9	5.9	+1.5x
EBITDA (R$ mi)	107	190	+1.8x
Net Income (R$ mn)	9	59	+6.6x
Number of Stores	59	80	+1.4x
Sales Area ('000 m²)	184	298	+1.6x
National Footprint (no. of states)	7	13	+1.9x

19

Main achievements in 2014

- ✓ Strong expansion with 11 new stores opened in last 12 months
- ✓ Presence in 50% of Brazilian states
- ✓ Performance of New Stores beating estimates
- ✓ Solid same-store sales performance (outpacing inflation)
- ✓ Optimization of working capital through better inventory management

Maintain strong expansion pace

ASSAÍ
ATACADIST

Priorities for the next 3 years

- Continued expansion, focusing on expanding the national footprint
- Be recognized as the most competitive player in terms of price in the Cash & Carry segment
- Improve profitability even with the strong expansion plan

20

CASAS
BAHIA
DEDICAÇÃO
TOTAL A
VOCÊ
IMPERDÍVEL

Via Varejo

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viavarejo

Formats	Number of Stores*	Gross Revenue 2013	% of GPA in 2013*
Consumer Electronics & Home Furnishings	986	R$25.0bn	38.8%
	*In September 2014	**Gross Revenues 9M14**	**% of GPA in 9M14***
		R$18.5bn	36.3%

*Gross Revenue

pontofrio

CASAS BAHIA DEDICAÇÃO TOTAL A VOCÊ

22

viavarejo

Main achievements in 2014

BAHIA

- ✓ Accelerated execution of the expansion plan
- ✓ Opening of mobile stores
- ✓ Revitalization of store furnishings
- ✓ Capture of synergies in commercial and logistics operations
- ✓ Continuous capture of efficiency and margin gains
- ✓ New partners in services

Expand market leadership position and sustain industry's highest profitability through growth and efficiency gains pontofrio

Priorities for the next 3 years

- Growing via expansion, developing the potential of existing stores and focusing on trend categories
- Continued implementation of efficiency plans in various areas of the Company
- Implementing multichannel initiatives

23

extra.com.br

Cnova

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Cnova

CDISCOUNT & NOVA PONTOCOM

Our global scale

R$13.0bn GMV LTM [1]

12,0 MM Offers

13.0MM Active Customers [2]

10 Countries [3]

Our business model

Direct sales

+

Marketplace

→ Cnova CDISCOUNT & NOVA PONTOCOM

Main websites

France & International: Cdiscount.com

Brazil: Casas Bahia (www.casasbahia.com.br), pontofrio.com, extra.com.br

Leveraging parent companies' scale and infrastructure

Groupe Casino → GPA → viavarejo → Cnova (CDISCOUNT & NOVA PONTOCOM)

Total Sales Casino Group 2013: R$141bn

Notes

1. Last 12 months as of September 30, 2014. LTM figures are calculated as follows: FY2013 – 9M13 + 9M14
2. Customers who made at least one purchase on Cnova sites in the 12 months to September 30, 2014
3. As of 30 September 2014

27

27

THE BUSINESS MODEL OF CNOVA COMBINES GROWTH TO CASH GENERATION

Gross Merchandise Volume - GMV

R$ bi
+29% CAGR
+40%
YoY growth
2.9
0.5
2.4
10,4
4.9
5.5
6.7
3.1
3.6
9.4
4.7
4.7
2008
2013
9M 2013
9M 2014
France
Brazil

Second position in Brazil, aiming to become the leader

B2W
57%
Market share in Brazil (%)
Net Sales Growth (1H14 vs. 1H13)
B2W
+35%
Cnova
+48%
49 p.p.
24%
5 p.p.
19%
Cnova
8%
2008
H1'14

Cnova has consolidated its #2 market position in Brazil and continues to grow at a faster pace than the market leader

Evolution mix towards higher margin

Cnova Gross Merchandise Volume breakdown by product category

3.5%
4.9%
6.5%
7.5%
25.0%
24.8%
27.9%
3.9%
5.6%
4.3%
14.3%
13.8%
25.9%
32.2%
Other
Personal Care
Leisure
Home Furnishings
Computers
Home Appliances
Consumer Electronics
2011
9M 2014

Free Cash Flow

R$ mi

506 MM in cumulative cash flow over the last 3 years

78
183
245
2011
2012
2013

CNOVA IS ROLLING OUT ITS SUCCESSFUL BUSINESS MODEL INTO HIGH GROWTH GEOGRAPHIES WITH 288 MM PEOPLE

Cnova international Footprint

FRANCE
66 MM
Casino
Sales R$56.0 bi
COLOMBIA
Started in January 2014
46 MM
grupo éxito
Sales: R$10.6 Bn
739 stores
BELGIUM
Started in Sept. 2014
10 MM
VIETNAM
Started in February 2014
93 MM
Sales: R$1.4 Bn
35 stores
CAMEROON
Started in Dec. 2014
22 MM
SENEGAL
Started in Sept. 2014
14 MM
THAILAND
Started in January 2014
67 MM
Sales: €8.9 Bn
559 stores
ECUADOR
Started in June 2014
16 MM
IVORY COAST
Started in June 2014
20 MM
BRAZIL
200 MM
GPA
viavarejo
Sales R$57.7 bi
Partnership for all Africa with:
Bolloré
AFRICA LOGISTICS
Legend
Population
Potential for future international expansion into countries in these regions

Since January 2014, Cnova has doubled its addressable markets to reach c. 530MM people

eCommerce penetration is low in France and Brazil

eCommerce market as % of total retail market, consumer goods (excl. Services), 2013

South Korea 12.9%
United Kingdom 10.4%
Denmark 9.2%
Finland 7.8%
Ireland 7.7%
USA 7.4%
Norway 7.3%
Germany 6.0%
China 5.6%
France 5.5%
Belgium 4.0%
Brazil 3.1%
Chile 2.3%
Ecuador 1.5%
Thailand 1.0%
Colombia 0.9%
Vietnam 0.5%
1.9x
2.4x

Growth potential in France and Brazil

Source: IDC, Global Insight, Euromonitor
Notes
1. eCommerce market as % of total retail market, consumer goods (excl. services), 2013

29

29

MAIN ACHIEVEMENTS IN 2014
ü Conclusion of E-Commerce Business Combination (Cdiscount and Nova Pontocom)
ü November 2014: IPO on NASDAQ
ü Growth in Cnova GMV[1] of 29.6%[1] in 3Q14 vs. 3Q13 (Brazil 36.5%)
ü Rapid growth in marketplace's contribution to GMV:
§ Extra.com.br: from 5% in Dec/13 to 12% in Sep/14
§ Cdiscount.com: from 16% in Dec/13 to 21% in Sep/14
ü Purchasing synergies with the Group
ü Implementation of multichannel platform through Click & Collect at Extra stores: extension to up to 100 pick-up locations by end of 2014
ü Accelerating initiatives to monetize traffic (Supernova) and data (Cosmo) and leverage platforms
(eHub)
[1] Growth at constant forex
30

O Que é Uma Atitude Sustentável?
Até hoje, as ações promovidas por esta loja representam:
economizar energia
9048
kwatts
Para produzir uma tonelada de plástico são necessários 1.140kw/hora; o equivalente para manter 7600 residências iluminadas com lâmpadas econômicas por uma hora. (Funverde)
reciclagem
9785
toneladas
economizar água
5080
mil litros
pessoas

People & Sustainability Management

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People & Sustainability – Main Highlights of 2014

Valuing our people

+ 156,000 employees

- ✓ Turnover -20 bps.
- ✓ Succession Plan
- ✓ Engagement up from 51% to 59%
- ✓ +12% persons with disabilities, launch of GPA Women
- ✓ Infrastructure and e-Social compliance (HR+)

Ethical consumerism

+ 250 recycling stations

- ✓ Collection of 13.2k tons
- ✓ ASSAI/AES Eletropaulo expansion model station
- ✓ Partnership and shelves to combat waste
- ✓ Food Safety Committee

Transforming the value chain

Strengthening social audits

- ✓ 100% of suppliers Têxtil Brasil certified (ABVTEX)
- ✓ 15 social audits at plants in Asia
- ✓ ‘PEQ’ expansion program

Environmental impact mgmt.

Advances in energy efficiency

- ✓ Green Yellow Projects / -25% energy consumption
- ✓ Reviva Viavarejo expanded to 400 stores
- ✓ Efficiency gains in expansions (ASSAí, Pão de Açúcar)

Engagement with society

Solidarity Day

- ✓ Solidarity Day
- ✓ Adoption of Extra parks/squares
- ✓ GPA Orchestra and Music Institute program

32

PEOPLE & SUSTAINABILITY

PRIORITIES FOR THE NEXT 3 YEARS
• Expansion factory: over 20,000 new employees in 2015
• Succession plan and leadership and management academy
• Continued focus on productivity and engagement
• Educational programs to combat waste and use of plastic bags
• Integrated management of solid waste and participation in reverse logistics
• Reduce energy consumption and capture operational efficiency gains

33

Infrastructure & Strategic Dvlm.

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VP OF INFRASTRUCTURE &

STRATEGIC DEVELOPMENT

MAIN INITIATIVES IN 2014

ü Identify opportunities and map the efficiency gains captured by integrating the Group’s various businesses, with a focus on governance and the client
ü Commercial:
§ Capture procurement synergies among Via Varejo, Cnova & Extra (electronic categories)
§ Integrate sales management strategy across chains to guarantee execution (assortment, promotions and product development)
ü Logistics:
§ Optimize physical space among the Group's companies
§ Regionalize the logistics network (transportation)
§ Optimize inventory in the group's electronics categories
§ Specialization of chains (DC dedicated to Convenience and Delivery formats)
§ Operational improvements (processes, infrastructure and people)
ü IT:
§ Joint negotiation of agreements with key suppliers
§ Centralization of Group's datacenter
ü Strategic Development:
§ Advances in multichannel platform: Click & Collect operations at 100 stores by end-2014
§ Implement electronics catalog sales at 75 stores of Extra Hiper;
§ Launch of ‘Clube Extra’ - loyalty club.
§ Improvement in customer service: hiring of specialized services
35

VP of Infrastructure & Strategic Development

Priorities for the next 3 years

- Standardize processes, best practices and business opportunities across the Group's companies
- Corporate governance

Commercial:

- Roll-out the joint purchase model for other categories

Logistics:

- Improve the post-sales management model
- Optimize the Group's unified logistics network

Information Technology:

- Integrate the companies by harmonizing systems/processes
- Unify strategic services and projects
- Focus on innovations to improve customer service and productivity

Strategic Development:

- Strengthen multichannel platform:
  - Expand Click & Collect (Extra Super and Minimercado, Casas Bahia and Ponto Frio) in São Paulo and other states
  - Roll out Marketplace at Via Varejo and Multivarejo with Click & Collect
- Strengthen existing loyalty programs and create new ones

36

Agenda

1.	Priorities presented at GPA Day 2013
2.	Main results
3.	Priorities for the coming years

38

PRIORITIES PRESENTED AT GPA DAY 2013

§	Organic growth financed by cash flow
§	Reinvestment of savings generated in price competitiveness
§	Optimization of operating and corporate expenses across all businesses of the Group
§	Rigorous control of financial expenses in the context of higher interest rates
§	Improvements in inventory turnover
§	Optimization of investments in store openings and monitoring of new investments to ensure profitable growth

39

GROWTH SUPPORTED BY ACCELERATED ORGANIC GROWTH AND INCREASED COMPETITIVENESS

Net Revenue
R$ million
CAGR : 11.3%
46,594
50,924
57,730
2011
2012
2013
12.1%
40,928
45,860
9M13
9M14

Gross Margin
(% of Net Revenue)
27.2%
27.0%
26.0%
2011
2012
2013
26.2%
25.6%
9M13
9M14

- ✓ **Strong organic growth: 146 new stores in last 12 months (base=Sep-14)**
- ✓ **Projected growth in 2014 in consolidated sales area: 5%**
- ✓ **Solid growth in lease revenue from commercial centers**
- ✓ **Continuation of the price competitiveness strategy launched in 2Q13**
- ✓ **Increased share of Assaí and e-commerce operations in recent years**

40

HIGHER PROFITABILITY ON CAPTURE OF OPERATING EFFICIENCY GAINS

SG&A
R$ million (% of Net Revenue)
20.6%
19.9%
18.5%
9,620
10,114
10,665
2011
2012
2013
19.4%
18.5%
7,935
8,470
9M13
9M14

Adjusted EBITDA
R$ million (% of Net Revenue)
6.6%
7.3%
7.8%
3,074
3,736
4,487
2011
2012
2013
7.0%
7.5%
2,882
3,418
9M13
9M14

Adj. Net Income
R$ million (% of Net Revenue)
2.0%
2.3%
3.2%
923
1,182
1,842
2011
2012
2013
2.4%
2.5%
978
1,165
9M13
9M14

- ✓ Simplification of processes
- ✓ Greater discipline in controlling expenses
- ✓ Reduction in corporate expenses
- ✓ Operation efficiency gains

MORE PROFITABLE BUSINESSES

41

STRONGER FINANCIAL STRUCTURE

Debt
R$ million (Net Debt/EBITDA)
1.24
0.91
0.29
3,768
3,406
1,102
2011
2012
2013
1.22
0.64
4,687
2,961
9M13
9M14

- ✓ Higher cash flow from operating activities
- ✓ Improvement in working capital
- ✓ Inflow of proceeds from Via Varejo IPO in the end of 2013

REDUCTION IN DEBT POSITION

Financial Result
R$ million (% of Net Revenue)
2.9%
2.3%
2.1%
1,333
1,193
1,193
2011
2012
2013
2.1%
2.3%
866
1,078
9M13
9M14

- ✓ Growth lagging the increase in interest rates
- ✓ More frequent sales of card receivables
- ✓ Lower debt accompanied by higher remuneration on cash position

42

SIGNIFICANT REDUCTION IN WORKING CAPITAL NEEDS

(INVENTORY / ACCOUNTS PAYABLE BREAKDOWN)

Working Capital (R$ MM)
367
74
1,674
2011
2012
2013
+1,412
Sep.13
Sep.14
(869)
543

- ✓ Optimization of breakdown between inventory and accounts payable days
- ✓ Average accounts payable days greater than inventory days

Working Capital
In days of COGS
3.9
0.7
14.1
2011
2012
2013
+11.9
Sep.13
Sep.14
-7.7
4.2

- ✓ Optimization of the businesses, especially at Via Varejo

43

OPTIMIZATION OF INVESTMENTS

ü	Accelerated organic growth with optimization of capex per m²
ü	Better negotiations for new store openings
ü	Review of construction methods
ü	Opening of DC dedicated to convenience stores and delivery

44

PRIORITIES FOR THE COMING YEARS

+ Accelerated organic growth using cash flow from operations

+ Continued reinvestment generated by the price-competitiveness strategy

+ Synergies in processes and efficiency gains in the Group's operating and corporate expenses

+ Solid financial structure in a scenario of rising interest rates

+ Optimizing inventory turnover

45

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 9, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.